EXECUTION COPY

EXCLUSIVE LICENSE AGREEMENT

FOR "ALTOLYN"

between

THORNTON & ROSS LTD.

and

MANHATTAN PHARMACEUTICALS, INC.

EXCLUSIVE LICENSE AGREEMENT FOR "ALTOLYN"

Table of Contents

EXCLUSIVE LICENSE AGREEMENT FOR "ALTOLYN"

This Exclusive License Agreement for "Altolyn" (hereinafter referred to as this "Agreement"), effective as April 3, 2007 (the "Effective Date"), is entered into by and between **THORNTON & ROSS LTD.**, a company duly incorporated under the laws of England and having a place of business at Linthwaite, Huddersfield, HD7 5QH ("Licensor"), and **MANHATTAN PHARMACEUTICALS, INC.**, a corporation duly organized and existing under the laws of the State of Delaware having a place of business at 810 Seventh Avenue, 4th Floor, New York, New York 10019 (the "Company").

WHEREAS, Licensor is the sole owner of all right, title and interest in the Patent Rights (as defined below), and Know How (as defined below) related thereto used in the formulation of and to manufacture the Licensed Product (as defined below);

WHEREAS, the Company is interested in obtaining exclusive license under the Patent Rights and Know How in the Field of Use (as defined below) to make, have made, use, have used, lease, import and export, offer to sell, sell have sold, produce, manufacture, distribute and market products made in accordance with such rights; and

WHEREAS, Licensor wishes to grant to the Company an exclusive license under the Patent Rights and Know How, in the Field of Use (as defined below) to make, have made, use, have used, lease, import and export, offer to sell, sell have sold, produce, manufacture, distribute and market products made in accordance with such rights;

NOW, THEREFORE, in consideration of the foregoing recitals, the premises and the mutual covenants contained herein, the parties hereto, intending to be legally bound, agree as follows:

Article 1 Definitions

For the purposes of this Agreement, the following words and phrases shall have the following meanings:

1.1 "Affiliate"

means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever.

1.2 "Applicable Law(s)"

means, with respect to the United States, the FDCA (as defined below), all regulations promulgated thereunder, and all other applicable laws, rules, regulations and guidelines within the Territory that apply to the import, export, research and development, manufacture, marketing, distribution, or sale of Licensed Products in the Field of Use in the Territory and the use of the Trade Mark in relation thereto or the performance of either party's obligations under this Agreement (including disclosure obligations as required by the United States Securities and Exchange Commission or other comparable exchange or securities commission having authority over a party) to the extent applicable and relevant to such party.

1.3 "Competent Authority(ies)"

means collectively the entities in each country in the Territory responsible for (a) the regulation of medicinal products or medical devices, as applicable, intended for human use or the establishment, maintenance and/or protection of rights related to the Patent Rights, including but not limited to the FDA and any other applicable administrative agency in any country in the Territory having the aforementioned responsibilities, and any successor entities thereto, (b) the establishment, maintenance and/or protection of rights related to the Patent Rights, including the United States Patent and Trademark Office ("USPTO"), and (c) any other applicable regulatory or administrative agency in any country in the Territory that is comparable to, or a counterpart of, the foregoing.

1.4 "Development"

means the Company's, its Affiliates', or Sublicensees' use of commercially reasonable efforts to secure Marketing Authorizations for Licensed Products in the Territory.

1.5 "DMF"

means a drug master file, as provided for in 21 CFR § 314.420, or similar submission to or file maintained with the FDA or other Competent Authority that may be used to provide confidential detailed information about facilities, processes, or articles used in the manufacturing, processing, packaging, and storing of one or more human drugs.

1.6 "FDCA"

means the United States' Federal Food, Drug, and Cosmetic Act, as amended, and the regulations promulgated with respect thereto.

1.7 "FDA"

means the United States Food and Drug Administration and any successor entity thereto.

1.8 "Field of Use"

means all fields of use.

1.9 "First Commercial Sale"

means, with respect to any Licensed Product, the first sale of such Licensed Product after all applicable Marketing Authorizations (if any) have been granted by the applicable Competent Authority(ies).

1.10 "Governmental Approval(s)"

means any and all permits, licenses, approvals, and authorizations required by any Competent Authority as a prerequisite to the development, manufacturing, packaging, marketing, and selling of a Licensed Product in the Field of Use in the Territory.

1.11 "IND(s)"

means an investigational new drug application as defined in *21 C.F.R. Part 312* et seq in the United States (as may be amended, supplemented or replaced from time to time), or equivalent application to any Competent Authority of any other country in the Territory, to commence clinical testing of a drug,

including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

1.12 "Improvements"

shall mean any modification, enhancement, or improvement of a Licensed Product, or any inventions, discoveries, improvements (whether patentable or not), information, and data, owned or controlled by Licensor or the Company (as the case may be) any time during the Term, which would be useful or necessary in the manufacture, use, or sale of any Licensed Product, such improvements to be designated "Licensor Improvements" or "Company Improvements," as the case may be.

1.13 "Know-how"

shall mean all tangible or intangible information and know-how (other than that which is the subject of a Valid Claim in the Patent Rights), whether patentable or not (but which has not been patented), related to the Licensed Product, or any Licensor Improvement or which is useful to or necessary for the Company to develop or commercialize any Licensed Product (including but not limited to: trade secrets, formulations, protocol, results of experimentation, in vitro, preclinical or clinical design, information or results, other proprietary materials, processes, including but not limited to manufacturing processes, data, drawings and sketches, designs, testing and test results, regulatory information of a like nature), owned or controlled by Licensor as of the Effective Date or which Licensor obtains the right to disclose and license to the Company during the Term.

1.14 "Licensed Product(s)"

shall mean any product (including but not limited to an oral formulation product using sodium cromoglicate for use in the treatment of mastocytosis, food allergies, inflammatory bowel disorder, or any other conditions) which is made in accordance with the Patent Rights. For the avoidance of doubt, the "Licensed Products" include, without limitation, that certain oral formulation product using sodium cromoglicate known as "Altolyn," for which Licensor intends to seek regulatory approval in the United Kingdom and other jurisdictions outside the Territory.

1.15 "Licensor IND(s)"

means the INDs, whether now existing or previously submitted, described on Exhibit 1.15, and any filings, updates, material correspondence, or material communications to or from any applicable Competent Authority with respect thereto.

1.16 "Marketing Authorization"

means all necessary and appropriate regulatory approvals, including but not limited to NDAs and reimbursement and pricing approvals, to allow a Licensed Product to be marketed and sold in the Field of Use in a particular country in the Territory.

1.17 "Milestone Payment"

means the payments set out in Article 6.6 and "Milestone" means any one of the steps to be taken as set out in Article 6.6.

1.18 "NDA"

means a New Drug Application as defined in *21 C.F.R. Part 314.50* et seq. in the United States (as may be amended, supplemented or replaced from time to time), or equivalent application to any Competent Authority of any other country in the Territory, to commence commercial sale and marketing of a drug for human use, including but not limited to any amendments, supplements, or supporting correspondence with respect thereto.

1.19 "Net Sales"

shall have the meaning set out below:

1.19.1 "Net Sales" shall mean the total gross receipts for sales of Licensed Products to customers who are not Affiliates (or are Affiliates, but are end users of the Licensed Products) by or on behalf of the Company or any of its Affiliates (and, to the extent included pursuant to Article 6.2 below, its Sublicensees), whether invoiced or not, less only the sum of the following:

(a) usual trade discounts to customers, including but not limited to cash, quantity and trade discounts, rebates and other price reductions for such Licensed Product given to such customers;

(b) sales, tariff duties, value-added tax and/or use taxes directly imposed and with reference to particular sales;

(c) amounts allowed or credited on charge-backs and/or returns;

(d) bad debt deductions and uncollectible amounts actually written off during the accounting period;

(e) outbound transportation prepaid or allowed and transportation insurance;

(f) sales commissions;

(g) packaging, freight, and insurance charges;

(h) customs duties, surcharges and other governmental charges incurred in exporting or importing such Licensed Product to such customers; and

(i) wholesaler discounts and government chargebacks

1.19.2 Components of Net Sales (and the deductions listed above) shall be determined in the ordinary course of business in accordance with U.S. GAAP.

1.19.3 Notwithstanding anything herein to the contrary, the transfer of a Licensed Product to an Affiliate, Sublicensee, or other Third Party in connection with the research, development or testing of a Licensed Product or for purposes of resale shall not be considered a sale of a Licensed Product under this Agreement. Nor shall the transfer of Licensed Product solely for indigent or similar public support or compassionate use programs be considered a sale of Licensed Product under this Agreement.

1.19.4 In the case of discounts on "bundles" of separate products or services which include Licensed Products, the Company may discount (or enable its Affiliates and Sublicensees to discount) the bona fide list price of a Licensed Product by the average percentage discount of all products of the Company and/or its Affiliates and Sublicensees in a particular "bundle", calculated as follows:

$$\text{Average percentage discount on a particular "bundle"} = 1 - (X/Y) \times 100$$

where X equals the total discounted price of a particular "bundle" of products, and Y equals the sum of the undiscounted bona fide list prices of each unit of every product in such "bundle". The Company shall provide Licensor documentation reasonably supporting such average discount with respect to each "bundle." If a Licensed Product in a "bundle" is not sold separately, and no bona fide list price exists for such Licensed Product, the Company shall determine in good faith a reasonable imputed list price for such Licensed Product and Net Sales with respect thereto shall be based on such imputed list price.

1.20 "Non-Royalty Sublicensing Income" or "NRSI"

means, aggregate cash consideration received from a Sublicensee in consideration for grant of a sublicense under the rights granted to the Company hereunder, which shall include sublicense issue fees and non-sales related sublicense milestone payments received by the Company as consideration for the sublicensing by the Company of its rights under this Agreement to commercialize Licensed Products, but shall exclude the following payments as determined by the Company in good faith and subject as provided in Article 6.4 (a) payments received from the sale, issuance or exchange of debt or equity securities of the Company; (b) payments received by the Company that are specifically designated in any agreement with a Third Party to be dedicated to the research and development of the Technology or the establishment of a direct sales force; (c) payments resulting from or calculated on the basis of the sale of one or more Licensed Products, including sales milestones and royalties; and (d) payments received to reimburse Company's or its Affiliates' cost to perform research, development or similar services conducted for such Licensed Product after signing the agreement with the Third Party, or in reimbursement of patent or other out-of-pocket expenses relating to such Licensed Product.

1.21 "Patent Rights"

means

1.21.1 all U.S. and Canadian patents and patent applications set forth in Schedule 1.21;

1.21.2 any and all US or Canadian patents, patent applications, or other rights issuing from, or filed subsequent to the date of this Agreement, based on or claiming priority to or from the applications, patents, and rights listed on Schedule 1.21, including but not limited to continuations, continuations in part, divisionals, reexaminations, extensions, reissues, substitutions, renewals, supplementary protection certificates, registrations, and confirmations of any of the foregoing, and any patents resulting from any application or right included in Articles 1.21.1 or 1.21.2;

1.21.3 any other intellectual property rights in the Territory relating to any oral formulation product using sodium cromoglicate for use in the treatment of mastocytosis, food allergies, inflammatory bowel disorder or any other conditions (except where the rights involve the use of sodium cromoglicate with another active ingredient which produces a product which requires its own Government Approval) that are owned or controlled by the Licensor or that Licensor has the ability to license to the Company as of the date of this Agreement, or which Licensor acquires, or acquires the right to license to Company, after the Effective Date, and any and all US or Canadian patents, patent applications, or other rights, including continuations, continuations in part, divisionals, reexaminations, extensions, reissues, substitutions, renewals, supplementary protection certificates, registrations, and confirmations of such rights claiming or relating to, in each case, any oral formulation product using sodium cromoglicate for use in the treatment of mastocytosis, food allergies, inflammatory bowel disorder or any other conditions except as aforesaid;

1.21.4 any other intellectual property rights in the Territory owned or controlled by the Licensor at any time during the Term of this Agreement relating to or claiming an Improvement or that Licensor has the ability to license or gains the ability to license to the Company relating to or claiming an Improvement (except where such improvement produces a product which requires its own separate Government Approval); and any and all US or Canadian patents, patent applications, or other rights, including continuations, continuations in part, divisionals, reexaminations, extensions, reissues, substitutions, renewals, supplementary protection certificates, registrations, and confirmations of such rights relating to or claiming, in each case, an Improvement; and

1.21.5 any Licensor information useful or necessary to file and obtain issuance in the Territory of valid patent claims relating to the use, manufacture, development, administration, delivery, formulation, dosing, packaging, and handling of the Know-how, the Licensed Products or any other oral formulation product using sodium cromoglicate for use in the treatment of mastocytosis, food allergies, inflammatory bowel disorder or any other conditions (except where such information produces a product which requires its own separate Government Approval).

The parties shall use commercially reasonable efforts to ensure that Schedule 1.21 shall be amended in writing from time to time to reflect the foregoing, provided that any failure to do so shall not limit the scope of the definition of Patent Rights established above.

1.22 "Person"

means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint venture, non-profit organization, pool, syndicate, sole proprietorship, unincorporated organization, university, governmental authority or any other form of entity not specifically listed herein

1.23 "Phase I Trial"

means a clinical trial that generally provides for the first introduction into humans of a Licensed Product with the primary purpose of determining safety, metabolism and pharmacokinetic properties and clinical pharmacology of the Licensed Product, and generally consistent with 21 CFR § 312.21(a).

1.24 "Phase II Trial"

means a clinical trial of a Licensed Product on patients, including possibly pharmacokinetic studies, the principal purpose of which is to make a preliminary determination that such Licensed Product is safe for its intended use and to obtain sufficient information about such Licensed Product's efficacy to permit the design of further clinical trials, and generally consistent with 21 CFR § 312.21(b).

1.25 "Phase III Trial"

means a pivotal human clinical trial of a Licensed Product, which trial is designed to: (a) establish that a Licensed Product is safe and efficacious for its intended use; (b) define warnings, precautions and adverse reactions that are associated with the Licensed Product in the dosage range to be prescribed; (c) support Marketing Authorization of such Licensed Product; and (d) generally consistent with 21 CFR § 312.21(c).

1.26 "Registration(s)"

means any and all permits, licenses, authorizations, registrations or regulatory approvals (including, but not limited to, IND or NDA) required and/or granted by any Competent Authority as a prerequisite to the development, manufacturing, packaging, shipping, marketing and/or selling of any product.

1.27 "Royalty Term"

means, on a country-by-country and Licensed Product-by-Licensed Product basis, the period commencing on the date of the applicable First Commercial Sale and ending on the date of the last to expire Patent Right covering a Licensed Product in such country.

1.28 "Sublicensee"

means a Third Party that has entered in to an agreement with the Company licensing to such Third Party any of the rights granted to the Company by the Licensor pursuant to Article 2.1, or a Third Party that has entered into a license agreement with any such Sublicensee licensing such Third Party the rights granted to the Company by the Licensor and granted to such subsequent Third Party licensee by the Sublicensee.

1.29 "Successful Outcome"

means an outcome of a Phase III Trial with data reasonably determined by Company to be sufficient to support final approval by the FDA of an NDA with respect to the Licensed Product (including, but not limited to, data from any supporting pharmacokinetic studies and toxicology studies (including, but not limited to any carcinogenicity, and developmental and reproductive toxicology studies)).

1.30 "Term

has the meaning set out in Article 11.1.

1.31 "Territory"

means: (i) the United States, its territories and possessions and United States military bases throughout the world and (ii) Canada.

1.32 "Third Party"

mean any Person other than Licensor, Company and their respective Affiliates.

1.33 "Trade Mark"

means the trade mark "Altolyn," including, but not limited to, all rights under any trademark applications and registrations with respect thereto in the Territory.

1.34 "Valid Claim"

means any pending or issued claim included within the Patent Rights that has been filed in good faith and has not been withdrawn, permanently revoked, abandoned nor deemed unenforceable, unpatentable, or invalid by a decision of a court or other governmental agency of competent jurisdiction that is unappealable or unappealed in the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

Article 2 License Grant

2.1 Grant of License

Licensor hereby grants to the Company an exclusive license, with rights to grant sublicense as further described below, in the Field of Use to practice under the Patent Rights and to utilize the Know-how and the "Altolyn" mark and name in the Territory, including to:

2.1.1 conduct research, make, have made, use, have used, import, have imported, export, have exported, offer for sale, have sold, sell, produce, manufacture, distribute and market Licensed Products to the full end of the Royalty Term, unless sooner terminated as hereinafter provided; and

2.1.2 sublicense to third parties, through multiple tiers, in accordance with Article 2.2 below, the rights granted under Article 2.1.1.

2.2 Sublicenses

2.2.1 The Company shall have the right to sublicense rights granted in Article 2.1 in its sole discretion with the prior consent in writing of Licensor, which consent should not be unreasonably withheld or delayed, and Sublicensees shall have the right to grant further sublicenses in their sole discretion with the prior consent of the Licensor, which consent shall not be unreasonably withheld or delayed, but the Company shall continue to remain responsible for the performance of its obligations under this Agreement if a Sublicensee is appointed. Each sublicense agreement: (i) shall contain terms and conditions requiring the applicable sublicensee to provide Data (as defined in Section 11.5 below) created by or on behalf of such sublicensee to the Licensor, on terms and under circumstances analogous to those set forth herein (namely Articles 3.1, 5.5, 11.2, 11.5 and 11.6), in the event the applicable sublicense agreement with the Sublicensee is terminated after having been assigned to and assumed by Licensor (as provided below in this Article 2.2.1), (ii) shall otherwise not conflict with the terms and conditions set forth herein and (iii) shall name Licensor as a third party beneficiary of the sublicense agreement. The Company will keep

Licensor reasonably apprised of the status of negotiations with prospective Sublicensees. All sublicenses granted under this Article 2.2.1 by the Company shall survive and be automatically assigned to and assumed by Licensor upon termination of this Agreement, *provided however*, Licensor shall not be obligated to incur any obligations in excess of those of Licensor contained herein.

2.2.2 Notwithstanding the foregoing, if the Company believes that Licensor has terminated this Agreement for the primary purpose of doing business directly with the Sublicensee, the termination may be disputed under the provisions of Article 10.

Article 3 Technology and Regulatory Transfer

3.1 Technology and Regulatory Transfer

Upon execution of this Agreement, (i) Licensor shall transfer to the Company, at no additional cost, all Know-how, which shall include but not be limited to copies of all pre-clinical or clinical data, trade secrets, human safety data, preliminary efficacy data (further including, but not limited to, any of the foregoing data relating to any Licensor applications for regulatory approval of the Licensed Product in the United Kingdom, European Union and any other jurisdictions outside the Territory), and other regulatory data related to any Licensed Product in its possession, and (ii) Licensor hereby assigns all right, title, and interest in the Licensor IND(s), if any, to the Company, free and clear of all liens, claims, and encumbrances.

Licensor shall, at Licensor's cost, take any and all actions requested by the Company to effect the purposes of the foregoing as promptly as practicable following the execution of this Agreement and on an ongoing basis thereafter, which shall include but not be limited to (i) preparing and filing whatever filings, requests or applications are required or deemed advisable to be filed with any Regulatory Authority, if any, in connection with the assignment of any Licensor IND(s) (including but not limited to, if applicable with respect to the FDA, a "transfer of ownership letter") and (ii) taking all reasonable actions necessary to enable the Company to undertake the manufacture, development and commercialization of Licensed Products under this Agreement. Such actions shall include providing the Company with the following items relating to the Licensed Products (regardless of whether such item relates to the Territory or any jurisdiction outside the Territory), to the extent such items are within the possession or control of Licensor as of the Effective Date or come within the possession or control of Licensor at any time thereafter and the Licensor has the right to transfer or communicate the same (and the Licensor will notify the Company of any potential limitations on its right to transfer or communicate any of the foregoing to the Company and will use commercially reasonable efforts to overcome any such limitations):

a. copies of all regulatory submissions;

b. any communications with Competent Authorities and the minutes of any meetings with Competent Authorities, as well as any communications with and minutes of any meetings with any analogous regulatory authorities outside the Territory;

c. DMFs and any trial, drug, device, or other master files relating to any Licensed Product, including copies of all case report forms;

d. copies of all listings and tables of results from the clinical trials relating to any Licensed Product;

e. copies of all treatment-related serious adverse event reports from the clinical trials relating to any Licensed Product;

f. storage of and access permission to any retained samples of materials used in clinical trials relating to any Licensed Product;

g. access to contract and clinical research organizations involved in the preclinical studies and clinical trials relating to any Licensed Product;

h. the data, files and results of any chemistry, manufacturing, or control-related activities regarding any Licensed Product; and

i. all other information that the Company may reasonably request that may be useful to the Company for the manufacturing of Licensed Products or conducting preclinical studies and clinical trials and other development activities with respect to each Licensed Product, and the commercialization of Licensed Products.

The Company shall during the Term keep Licensor reasonably informed of any data developed by or on behalf of Company that may be used in support of regulatory filings for the Licensed Product (including, but not limited to, pre-clinical and clinical trial data, human safety data and efficacy data) (the "Company Data"), as well as any regulatory filings made and approvals obtained by the Company with respect to the Licensed Product in the Territory and the Company shall deposit, at Licensor's expense, copies of the Company Data and such regulatory filings with its lawyers or an agreed third party escrow agent together with the necessary permission to allow right of reference to such material by Licensor and shall issue an irrevocable instruction to release such items to the Licensor if this Agreement is terminated pursuant to Article 11.2 and the Company shall procure that all sub-licensees accept this obligation to the Licensor. In addition the Company shall confirm to the Licensor from time to time that it has so deposited such items as provided in this Article 3.1, and the Company shall procure that all sub-licensees accept this obligation to the Licensor. Licensor will notify Company if it wishes to obtain a nonexclusive license to the Company Data (or portion thereof) and/or rights of reference to such regulatory filings and approvals, in each case solely for use in connection with regulatory filings outside the Territory. Provided that Company has the right to grant such license and/or rights of reference, upon receipt of such notice from Licensor, the parties will negotiate in good faith with respect to the terms and conditions of such license and/or rights of reference (including commercially reasonable compensation to be paid to Company for such license and/or rights of reference). Any such terms and conditions agreed upon by the parties shall be set forth in writing and signed by authorized representatives of both parties.

3.2 Technical Assistance

Without limiting Licensor's other obligations hereunder, Licensor shall provide such technical assistance to Company as Company reasonably requests regarding the Patent Rights, Know-how and Licensed Products, including without limitation: (i) providing Company with reasonable access to Licensor's employees and consultants involved in the development, formulation and regulatory approval outside the Territory of the Licensed Products and (ii) providing to Company all or part of Licensor's inventory of GMP and non-GMP Licensed Products, as the parties mutually agree. Company shall pay to Licensor its documented reasonable out-of-pocket costs of providing such technical assistance, subject to Company's prior, written approval of such costs in each case.

Article 4 Regulatory Compliance

4.1 Ownership and Maintenance of Governmental Approvals

4.1.1 The Company will own all Marketing Authorizations for each country in the Territory for Licensed Products. Without limiting the generality of the foregoing, the Company shall prepare and submit in its own name and at its expense NDAs with the FDA in the U.S. and any other equivalent application with the Competent Authorities in other countries in the Territory.

4.1.2 The Company shall secure and maintain in good standing, at its sole cost and expense, any and all Governmental Approvals (including, Marketing Authorizations, licenses, permits and consents, facility licenses and permits required by Applicable Laws or by the applicable Competent Authorities) necessary and/or required for the Company to perform its obligations under this Agreement and use commercially reasonable efforts at its cost and expense to secure and maintain any variations and renewals thereof. Licensor shall promptly notify Company of any written or oral notices received from, or inspections by, any Competent Authority relating to any such Governmental Approvals.

4.1.3 To the extent Licensor is or becomes the holder of any Governmental Approval referred to in Article 4.1.2 above, during the time that Licensor holds such Governmental Approval, Licensor shall (i) promptly provide Company an advance draft of any proposed responses to such written notices or inspections and the resolution of any issue raised by such Competent Authority and (ii) make such reasonable changes to such proposed response as may be recommended by Company, and the Company shall be entitled to attend any and all meetings and participate in telephone calls with the Competent Authorities, including without limitation any meeting preparation, meeting co-ordination and preparation of minutes.

4.2 Rights of Reference

Licensor shall grant and hereby grants Company a free-of-charge right to reference and use and have full access to all preclinical and clinical data, information, and results, Governmental Approvals, and all other regulatory documents relating to or useful for the Development of the Licensed Products, including but not limited to any IND, NDA, DMF (whether as an independent document or as part of any Governmental Approval), and all chemistry, manufacturing and controls information, and any supplements, amendments or updates to the foregoing, where such regulatory documents are owned, licensed, or controlled by Licensor and the Licensor has the right to transfer or communicate the same, and all analogs to any of the foregoing outside the Territory (for the purposes of this Article, the "Right of Reference"). The Licensor will notify the Company of any potential limitations on its right to transfer or communicate any Right of Reference to the Company and will use commercially reasonable efforts to overcome any such limitations. The Company may license the Right of Reference to Affiliates and to Sublicensees.

4.3 Access to Manufacturers

Licensor grants to the Company a free of charge, worldwide right to access and/or sublicense any suppliers of the Licensed Product and any form, component, or ingredient of or precursor to the Technology or any Licensed Product, and shall, if and as requested by the Company, reasonably assist

Company in establishing supply relationships with such suppliers on commercially reasonable terms and/or assigning any relevant supply agreements to the Company. In addition, if requested by Company, the parties will negotiate in good faith for commercially reasonable terms on which Licensor would supply Licensed Products (and/or ingredients thereof) to the Company.

Article 5 Development and Commercialization

5.1 Development

The Company shall use commercially reasonable efforts, itself or through the activities of its Sublicensees and Affiliates, to perform the Development and secure the Marketing Authorizations for Licensed Products. For the avoidance of doubt, the Company's development obligations under this Agreement (including, but not limited to, the development timelines set forth in Section 11.6 below) shall apply only with respect to the development of an initial Licensed Product for the treatment of mastocytosis. The Company shall have the right, but not the obligation, to develop Licensed Products for other indications in its sole discretion.

5.2 Commercialization

The Company shall, following receipt of the necessary Marketing Authorizations, use commercially reasonable efforts to, itself or through the activities of its Sublicensees and Affiliates, commence marketing of, and to promote, market, sell and commercialize thereafter, Licensed Products in the Territory. For the avoidance of doubt, Company and the Sublicensees may market the Licensed Products under the "Altolyn" name or such other brand as may be selected by the Company and/or the Sublicensees, provided that if the "Altolyn" name is used it is identified as a registered trade mark of Licensor and the Licensor is accorded all rights under Applicable Laws usually accorded to owners of trade marks in the Territory.

5.3 Clinical Trial Cooperation.

The parties shall discuss in good faith opportunities to avoid duplication of effort and achieve cost savings and other efficiencies with respect to any clinical trials to be conducted by the Company for the Licensed Products.

5.4 Non-Compete.

During the term of this Agreement, other than sales of Licensed Products by Company and Sublicensees hereunder, neither party nor any of their respective Affiliates shall market or sell (or license any third party to market or sell) in the Territory: (i) any oral formulation product that contains sodium cromoglicate as an active pharmaceutical ingredient (whether the sole active pharmaceutical ingredient or in combination with any another active pharmaceutical ingredients) or (ii) any other product for the treatment of mastocytosis, food allergies and/or inflammatory bowel disease.

5.5 Company Improvements.

Company will keep Licensor reasonably informed of any Company Improvements it makes in the course of the Development. Licensor will notify Company if it wishes to obtain a nonexclusive license to any

such Company Improvement, in each case solely for use in connection with Licensed Products to be sold in countries outside the Territory. Provided that Company has the right to grant such license, upon receipt of such notice from Licensor, the parties will negotiate in good faith with respect to the terms and conditions of such license (including commercially reasonable royalties and other compensation to be paid to Company for such license).

5.6 Annual Review Meetings.

Executive-level personnel of both parties shall meet at least once per year during the Term (either in person or telephonically, and at times and places as are mutually acceptable to the parties) for the purpose of reviewing the status of Licensed Product commercialization in the Territory, including, but not limited to regulatory approval status, development and production issues and market conditions. The parties will discuss in good faith any amendments suggested by either party to the timelines set forth in Section 11.6, royalty rates and/or other provisions of this Agreement as may be fair and reasonable in light of changed conditions. Any agreed upon amendments to this Agreement must be in writing and signed by authorized representatives of both parties.

Article 6 Royalties and Other Consideration

6.1 Royalties on Net Sales; Minimum Royalties

6.1.1 During the Royalty Term, on a country-by-country and Licensed Product-by-Licensed Product basis, the Company shall pay Licensor royalties in amounts as set forth in the below table, with the applicable Royalty rate determined based on the amount of Net Sales received during the applicable Royalty Term Year (as defined below), subject to further adjustment as described in this Article 6. For the purposes hereof, a "Royalty Term Year" means: (i) the period that begins on the date of the applicable First Commercial Sale and ends on December 31 of the same year and (ii) each calendar year thereafter during the Royalty Term.

Net Sales Received During the Applicable Royalty Term Year (in U.S. Dollars)	Royalty
\$0 to \$100,000,000	10% of Net Sales received during the applicable Royalty Year
\$100,000,001 to \$200,000,000	15% of Net Sales received during the applicable Royalty Year
equal to or over \$200,000,001	20% of Net Sales received during the applicable Royalty Year

For the avoidance of doubt, the Royalty rates set forth in the above table are incremental, i.e. each Royalty rate is applicable to only the portion of annual Net Sales exceeding the respective values (for example, in the case of annual Net Sales of \$300 million U.S. Dollars, a Royalty rate of 10% is applicable to \$100 million U.S. Dollars, a Royalty rate of 15% is applicable to the next \$100 million U.S. Dollars and a Royalty rate of 20% is applicable to last \$100 million U.S. Dollars). The Royalty

rates set forth in the above table also are calculated on: (i) a Licensed Product-by-Licensed Product basis, i.e. Net Sales achieved with one Licensed Product are not added to Net Sales achieved with other Licensed Products and therefore do not influence the Royalty rate applicable to other Licensed Products and (ii) a country-by-country basis, i.e., Net Sales achieved with respect to sales in one country in the Territory are not added to Net Sales achieved with other Licensed Products and therefore do not influence the Royalty rate applicable to other Licensed Products. For the purposes of clause (i) of the preceding sentence, any distinctions between multiple Licensed Products shall be made by the Company acting in good faith and in consultation with Licensor, and shall be based upon objective criteria, such as differences in dosage strength, formulation or branding.

6.1.2 The exclusivity granted to Company pursuant to Section 2.1 is subject to Company paying Licensor, with respect to each of the second, third, fourth, fifth and sixth full calendar years during the Royalty Term, minimum Royalties of One Million U.S. Dollars ($1,000,000) (the "Minimum Royalties"). Company may cure any failure to meet its Minimum Royalty obligation for any such calendar year by paying the amount of the shortfall to Licensor within sixty (60) days after the end of such calendar year. If Company fails to meet its Minimum Royalty obligation for a particular calendar year (and does not cure such failure as provided in the preceding sentence), Licensor, as its sole and exclusive remedy for such failure, may at any time thereafter, upon thirty (30) days prior, written notice to Company, terminate the license granted to Company under Section 2.1 above

6.2 Sublicensing Royalties

During the Royalty Term, on a country-by-country and Licensed Product-by-Licensed Product basis, the Company shall pay Licensor royalties for Licensed Products sold by any Sublicensee(s) during a particular Royalty Term Year equal to the lesser of: (a) thirty percent (30%) of all sales-based royalties including sales milestones received by the Company or its Affiliates from such Sublicensee(s) with respect to such Licensed Products pursuant to the applicable sublicense agreement(s) and (b) the Royalties that would be due under Article 6.1 above for the Sublicensee's Net Sales of such Licensed Products; provided, however, that notwithstanding any of the foregoing, in no event shall such royalties payable to the Licensor be less than four-and-one-half percent (4.5%) of the Sublicensee's Net Sales of such Licensed Products.

6.3 No Multiple Royalties

No multiple royalties shall be payable because the use, lease or sale of any Licensed Product is, or shall be, covered by more than one Valid Claim contained in the Patent Rights. Additionally, royalties shall be paid to Licensor for the sale of a Licensed Product based upon only one of Articles 6.1 or 6.2 above, but in no case both (that is, royalties due to Licensor on direct sales of a Licensed Product by the Company or its Affiliates to a Third Party shall be based only on Article 6.1, while royalties on sales of a Licensed Product by the Company's Sublicensees to a Third Party shall be based only on either clause (a) or clause (b) of Article 6.2, so as to avoid double counting).

6.4 Non Royalty Sublicensing Income

The Company shall pay to Licensor thirty percent (30%) of NRSI received by the Company or its Affiliates, subject to any deductions therefrom described in Article 1.20 and subject as provided below in

this Article 6.4. If requested by Licensor, the Company will provide Licensor with reasonable documentation (including copies of the relevant agreements with the Sublicensee and documentation of costs incurred to provide services to the Sublicensee) to support the Company's determination and establish on an objective basis that a payment received from a Sublicensee falls within the definition of NRSI or within an exclusion thereto. The parties agree that any dispute in this respect shall be dealt with under Article 10. Notwithstanding anything to the contrary, Milestone Payments paid by the Company after its execution of any such sublicense agreement shall be fully creditable against payments due with respect to NRSI.

6.5 Combination Products

In the event that a Licensed Product is sold in the form of a combination product containing one or more technologies which, if incorporated into a product by themselves, would not render a product a Licensed Product, the Net Sales for such combination product shall be calculated by multiplying the sales price of such combination product by the fraction A/(A+B) where (i) A is the invoice price of a Licensed Product incorporating solely the technology which renders such product a Licensed Product, or, if such Licensed Product is not sold separately, the fair market value of a Licensed Product incorporating solely such technology, and (ii) B is the total invoice price of products incorporating solely the other technologies or, if such products are not sold separately, the fair market value of such products. Company shall not sell or permit any Sublicensee to sell any such combination product without the prior, written approval of Licensor, such approval not to be unreasonably withheld or delayed.

6.6 Milestone Payments

As further consideration for the license granted hereunder, the Company will make the following one time Milestone Payments to Licensor.

6.6.1 four hundred and seventy-five thousand US Dollars ($475,000), upon execution of the License Agreement (which payment shall be made within seven (7) days of execution of the License Agreement, but which payment obligation shall be irrevocable, regardless of any termination of this Agreement by the Company);

6.6.2 four hundred and fifty thousand US Dollars ($450,000) upon acceptance for filing by the FDA of the first IND for the Licensed Product filed by Company or a Sublicensee;

6.6.4 six hundred and twenty-five thousand US Dollars ($625,000) upon first dosing of a patient with a Licensed Product in the first Phase III Trial conducted with a Licensed Product under the first Company-sponsored (or Sublicensee-sponsored) IND;

6.6.5 One million US Dollars ($1,000,000) upon the Successful Outcome of the Phase III Trial conducted with a Licensed Product under the first Company-sponsored (or Sublicensee-sponsored) IND;

6.6.6 One million and one hundred thousand US Dollars ($1,100,000) upon the acceptance for filing of the first Company-sponsored (or Sublicensee-sponsored) NDA by a Competent Authority for a Licensed Product;

6.6.7 two million US Dollars ($2,000,000) upon the final approval by a FDA of the first Company-sponsored (or Sublicensee-sponsored) NDA for a Licensed Product;

6.6.8 Five hundred thousand US Dollars ($500,000) upon receipt by the Company or a Sublicensee of the first Marketing Authorization for a Licensed Product in Canada; and

6.6.9 a one-time success fee of ten million US Dollars ($10,000,000) upon achieving a target of cumulative Net Sales in the United States of the Licensed Products by the Company and all its sub-licensees of one hundred million US Dollars ($100,000,000) (respectively the "Success Fee" and the "Net Sales Target"), payable as follows:

(a) if the said Net Sales Target shall be achieved within the first two (2) years of the Royalty Term in respect of the USA, such Success Fee to be paid out over the five (5) year period following the achievement of such milestone in equal installments of two million US Dollars ($2,000,000) per year;

(b) if the Net Sales Target is achieved during the third (3rd) years of the Royalty Term in respect of USA, the Success Fee shall be paid out over the four (4) year period following the achievement of such milestone in equal installments of two million five hundred thousand US Dollars ($2,500,000) per year; and

(c) if the Net Sales Target is achieved during the fourth (4th) year of the Royalty Term in respect of USA, the Success Fee shall be paid out over the three (3) year period following the achievement of such milestone in equal installments of three million three hundred and thirty three thousand, three hundred and thirty three US Dollars and thirty-three cents ($3,333,333.33) per year; and

(d) if the Net Sales Target is achieved during or after the fifth (5th) year of the Royalty Term in respect of USA, the Success Fee shall be paid out over the two (2) year period following the achievement of such milestone in equal installments of five million US Dollars ($5,000,000) per year.

Each of the Milestone Payments described above shall only be paid once upon their respective accomplishments, regardless of the number of times each of such milestones is achieved.

If any of the Milestone Payments set out above are not paid because the Company shall decide it is not necessary to take that step giving rise to the Milestone Payment, the Milestone Payment shall nonetheless be due and shall be paid at the time the Company shall decide not to take the particular step or when the next Milestone Payment is due whichever shall first occur.

6.7 [INTENTIONALLY OMITTED]

6.8 Place of Payment, Taxes and Conversions

All payments under this Agreement shall be paid in United States dollars, unless otherwise required by law, at such place as Licensor may reasonably designate consistent with applicable laws and regulations. Any taxes, duties, or other levies which the Company, its Affiliate or any Sublicensee shall, in its reasonable discretion, be required by law to pay or withhold on remittance of any payment(s) due under this Agreement shall be deducted from such payment(s) to Licensor. Any such taxes, levies, or duties

required under applicable law to be paid or withheld shall be an expense of, and borne solely by, Licensor. The Company will use commercially reasonable efforts to secure and send to Licensor proof of any such taxes, duties or other levies withheld and paid by the Company for the benefit of Licensor, and cooperate, at Licensor's expense, with any reasonable request to help ensure that amounts withheld and/or paid are reduced and/or recovered to the extent permitted by the relevant jurisdiction. If any currency conversion shall be required in connection with the payment of royalties hereunder, such conversion shall be made by using the exchange rate prevailing at Citibank, N.A. in New York, New York on the last business day of the calendar quarterly reporting period to which such royalty payments relate. In each country where the local currency is blocked and cannot be removed from the country under such country's applicable law, royalties accrued with respect to that country shall be paid to Licensor in such country in local currency by deposit in a local bank designated by Licensor, unless the parties otherwise agree

6.9 Time for Payment

6.9.1 The Company shall pay to Licensor the royalties due and payable under this Agreement on a quarterly basis, and shall provide the Royalty Statement referred to in Article 7.2 along with such payment. Payments pursuant to this Article 6.9.1 are due with respect to a particular calendar quarter's Net Sales and receipts of NSRI and sales-based royalties sixty (60) days after the conclusion of such calendar quarter.

6.9.2 Milestone Payments payable to Licensor shall, notwithstanding the use of the word "upon" throughout Article 6.6, become due and payable within thirty (30) days after achievement of the indicated milestone.

6.9.3 Even if no royalties or other payments that may be due to Licensor under this Agreement shall be due, the Company shall be required to make a report pursuant to Article 7.2 to state that no payments are due.

6.10 Interest

Amounts which are not paid when due shall accrue interest from the due date until paid, at a rate equal to the then prevailing prime rate of Citibank, N.A., plus two percent (2%).

6.11 Royalty Adjustments

6.11.1 Notwithstanding anything to the contrary herein, if the Company obtains (or has obtained) one or more licenses under patents or patent applications owned by a Third Party: (i) to avoid infringement thereof by the manufacture, use, or sale of any Licensed Product, (ii) to reasonably avoid infringement-related litigation regarding a Licensed Product, or (iii) with the prior approval in writing of Licensor (which approval shall not be unreasonably withheld) to make, use or sell any technology that could improve, enhance, or modify a Licensed Product, as determined by the Company in its reasonable discretion, then the Company may deduct fifty percent (50%) of any fees, milestones or royalties paid under such license(s) (even if paid in settlement or judgment of any claim for infringement) from the payments otherwise due Licensor under this Agreement (including any royalty payments, minimum royalty payments and Success Fee payments, but excluding any other Milestone Payments); provided, however, that, notwithstanding the foregoing, the total amount due Licensor under this Agreement in any particular calendar quarter shall not be reduced by more than fifty percent (50%) as a result of any such deduction, and any

amounts not deducted in a calendar quarter shall be carried forward for deduction in the subsequent calendar quarter(s), subject to such fifty percent (50%) limitation in each case.

6.11.2 Should a compulsory license be granted, or be the subject of a possible grant, to a Third Party under the applicable laws of any country in the Territory under the rights licensed under this Agreement, the Company shall notify Licensor, including any material information concerning such compulsory license, and the running royalty rate payable under this Article 6 for sales of Licensed Products in such country will be adjusted to equal any lower royalty rate granted to such Third Party for such country with respect to the sales of such Licensed Products therein (the "Compulsory Royalty") during such periods such third parties sell or offer for sale under the compulsory license articles that compete with the Licensed Products then marketed and sold by the Company, its Affiliates, or Sublicensees in that country, provided that such Compulsory Royalty shall remain subject to further adjustment consistent with this Article 6.

6.12 Invalidity, Unenforceability or Revocation of Patents

Notwithstanding anything to the contrary, if any of the Patent Rights are declared or held invalid or unenforceable or are revoked by court or tribunal of competent jurisdiction, then all Royalties shall cease to be payable with respect to Licensed Products covered by such Patent Rights sold in the part of the Territory in which such declaration, holding or revocation is effective, as from the date of such declaration, holding or revocation, but if the decision of the court or tribunal making such declaration, holding or revocation shall be reversed on appeal, the Royalties shall become payable from the date of such reversal together with all Royalties which would have been payable but for the adverse decision.

Article 7 Reports and Records

7.1 Records and Audits

The Company shall keep full, true and accurate books of account containing all particulars that may be reasonably necessary for the purpose of showing the amounts payable to Licensor under this Agreement. Said books of account shall be kept at the Company's principal place of business and the supporting data shall be opened up to Licensor once per year upon reasonable notice to the Company for inspection by Licensor's internal audit division or by another designated auditor selected by Licensor, except one to whom the Company has reasonable objection, for the purpose of verifying the Company's Royalty Statement (as defined below) or compliance in other respects with this Agreement. If an inspection shows an under reporting or underpayment in excess of five percent (5%) of remuneration payable, then the Company shall reimburse Licensor for the reasonable, documented cost of the inspection at the time the Company pays the unreported royalties, including any late charges as required by Article 6.10 of this Agreement. Said books of account and the supporting data shall be made available to Licensor for one (1) year following the expiration of the Term. All payments required under this Article 7.1 shall be due within thirty (30) days of the date Licensor provides the Company notice of the payment due. Licensor shall cause its accounting firm to retain all financial information subject to review under this Article 7.1 in strict confidence; provided, however, that Company shall have the right to require that such accounting firm, prior to conducting such audit, enter into an appropriate non-disclosure agreement with Company regarding such financial information. The accounting firm shall disclose to Licensor only whether the

Company's Royalty Statement is correct or not and the amount of any discrepancy. No other information shall be shared. Licensor shall treat all such financial information as Company's Confidential Information

7.2 Royalty Statements

Within 45 days from the end of each of the first, second and third calendar quarters (and within 60 days from the end of the fourth calendar quarter) of each calendar year, the Company shall deliver to Licensor complete and accurate reports, giving such particulars of the business conducted by the Company during the preceding quarter under this Agreement as shall be pertinent to an accounting of royalties and other payments that may be due to Licensor under this Agreement (the "Royalty Statement"). The Royalty Statement shall include at least the following:

7.2.1 Net Sales for each Licensed Product by the Company, each Affiliate, and each Sublicensee;

7.2.2 cumulative Net Sales for the applicable calendar quarter;

7.2.3 a breakdown of deductions applicable in computing Net Sales and taxes paid or withheld, if any;

7.2.4 a breakdown of royalties due based on Net Sales by or for the Company or its Affiliates;

7.2.5 a breakdown of royalties due on NRSI;

7.2.6 names and addresses of all Sublicensees and Affiliates of the Company; and

7.2.7 a copy of each report from each Sublicensee as may be pertinent to an accounting of royalties and other payments that may be due to Licensor.

7.3 Confidential Treatment of Reports

Licensor agrees to hold in confidence each Royalty Statement delivered by the Company pursuant to this Article 7 for a period of five (5) years following termination of this Agreement. Notwithstanding the foregoing, Licensor may disclose any such information required to be disclosed in its financial statements or as required by any stock exchange or similar regulatory authority, or pursuant to any Applicable Laws, provided that Licensor take reasonable steps to provide and assist the Company with the opportunity, where reasonably appropriate, to (i) contest such subpoena, requirement or order or (ii) seek protective or confidential treatment thereof, including but not limited to reasonable advance notice to the Company of any such required disclosure, to the extent reasonably practicable. The Licensor understands that it is the intention of the Company to become publicly traded and that any information disclosed to Licensor under this Agreement, including the Royalty Statement, may be deemed "material non-public information" under the state and federal securities laws.

Article 8 Patent Prosecution and Maintenance

8.1 Prosecution and Maintenance

Following the Effective Date, the Company shall, at its expense, diligently file, prepare, prosecute and maintain the Patent Rights as set forth in Schedule 1.21 hereto (as the same may be amended or supplemented in writing from time to time after the date hereof), including, but not limited to, the filing of patent applications, extensions, continuations, continuations in part, divisionals, re-examinations, or re-issue applications that the Company determines, in consultation with Licensor, may be required to advance the purposes of this Agreement or otherwise to protect the rights and licenses granted hereunder. The Company shall control such prosecution and maintenance, using counsel of its choosing, in the name of Licensor, and agrees to keep Licensor reasonably informed with respect to the status and progress of any such applications, prosecutions and maintenance activities and to consult in good faith with Licensor and take into account Licensor's reasonable comments and requests with respect thereto prior to the filing of any such documents. Licensor shall notify Company in writing and reasonable detail of any Improvements and assist Company in filing, prosecuting, and maintaining Patent Rights claiming the same. Both parties agree to provide reasonable cooperation to each other to facilitate the application and prosecution of patents pursuant to this Agreement and the Licensor shall execute all lawful papers and instruments and make all rightful oaths and declarations as may be necessary in the preparation, prosecution and maintenance of all patents and other filings referred to in this Article 8.

8.2 Patent Term Extensions

The Company shall promptly notify Licensor of the issuance of each Governmental Approval and, where reasonably possible and reasonably useful or valuable in the commercialization of Licensed Products, use commercially reasonable efforts to apply or enable Licensor to apply for a patent term extension, adjustment or restoration, supplementary protection certificate, or other form of market exclusivity conferred by Applicable Laws (collectively, "Patent Term Extensions") in the relevant country of the Territory. Licensor shall, to the extent reasonably possible and reasonably useful or valuable in the commercialization of Licensed Products, use commercially reasonable efforts to, if and as requested by the Company, obtain (or assist the Company in obtaining) all available Patent Term Extensions. The Parties shall cooperate with each other in obtaining Patent Term Extensions wherever and whenever applicable, reasonably possible to obtain, and reasonably useful or valuable in the commercialization of Licensed Products.

8.3 Abandonment

The Company may, in its discretion, elect to abandon any patent applications or issued patent in the Patent Rights provided that it shall have informed Licensor in writing prior to doing so. Following such abandonment, Licensor shall have the right, but not the obligation, to commence or continue such prosecution and to maintain any such patent or patent application under its own control and at its own expense and such patent or patent application shall thereafter be excluded from the definition of Patent Rights for purposes of this Agreement. Prior to any such abandonment, the Company shall give Licensor at least sixty (60) days notice and a reasonable opportunity to take over prosecution of such patent or patent application. The Company agrees to cooperate in such activities including execution of any documents necessary to enable Licensor to retain ownership and control of such patent or patent application.

Article 9 Infringement, Enforcement and Other Actions

9.1 Notice of Infringement of Patent Rights

The Company and Licensor shall promptly provide written notice, to the other party, of any alleged infringement or any challenge or threatened challenge to the validity, enforceability or priority of any of

the Patent Rights, and provide each other with any available evidence of such infringement, challenge or threatened challenge by a Third Party of the Patent Rights and provide such other party with any available evidence of such infringement.

9.2 Option to Prosecute or Defend Patent Rights

During the term of this Agreement, the Company shall have the first right, but not the obligation, to take (or refrain from taking) appropriate action to enforce Patent Rights, to defend any declaratory judgments seeking to invalidate or hold the Patent Rights unenforceable, to control any litigation or other enforcement action and to enter into, or permit, the settlement of any such litigation, declaratory judgments or other enforcement action pertaining to Patent Rights, with respect to any potential, threatened, alleged, or actual infringement of, or challenge, to, the Patent Rights (all of the foregoing, collectively "Enforcement Actions"), at its own expense and with counsel of its choosing. In furtherance of such right, Licensor hereby agrees that the Licensor will, if requested by Company, join with Company as a party in any such suit. If, within twelve (12) months of the written notice described in Article 9.1 above, the Company (i) shall have been unsuccessful in persuading the alleged infringer to desist, (ii) shall not have brought and shall not be diligently prosecuting an infringement action, or (iii) has not entered into settlement discussions with respect to such infringement, or if the Company notifies Licensor that it has decided not to undertake any of the foregoing against any such alleged infringer, then Licensor shall then have the right to bring suit to enforce such Patent Rights, at its own expense. Any recovery of damages or amounts received in settlement pursuant to this Article 9.2, as well as costs and expenses incurred in connection therewith, shall be allocated pursuant to Article 9.5 below.

9.3 Infringement by Licensed Product

In the event that a claim or suit is asserted or brought against the Company alleging that the manufacture or sale of any Licensed Product by the Company, an Affiliate of the Company, or any Sublicensee, or the use of such Licensed Product by any customer of any of the foregoing, infringes proprietary rights of a Third Party, the Company shall give written notice thereof to Licensor. The Company may, in its sole discretion, modify such Licensed Product to avoid such infringement and/or may settle on terms that it deems advisable in its sole discretion, provided that any final disposition of the litigation that will restrict the claims in or admit any invalidity of any Patent Rights(s) shall not be made without consultation with and approval by Licensor, such approval not to be unreasonably withheld. Otherwise, the Company shall have the first right, but not the obligation, to defend any such claim or suit. If the Company has not exercised such right to defend or entered into settlement discussions concerning such alleged infringement within the sooner of (i) twelve (12) months of the assertion of such a claim or (ii) thirty (30) days of the filing of such a suit, or if the Company notifies Licensor that it has decided not to undertake such defense or enter into settlement discussions with respect to its alleged infringement, then Licensor shall then have the right to defend such alleged infringement, at its sole expense, provided however that no settlement affecting Patent Rights will be agreed upon without Company's written consent.

9.4 Control of Infringement Action

The party controlling any action, suit, or defense under Article 9.2 or 9.3 (the "Controlling Party") shall be free to enter into a settlement, consent judgment, or other voluntary disposition of any such action, provided, however, that (i) the Controlling Party shall consult with the other party (the "Secondary Party") prior to entering into any settlement thereof and (ii) any settlement, consent judgment or other voluntary disposition of such actions which (1) materially limits the scope, validity, or enforceability of any Patent Rights or, if the Company is the Secondary Party, patents or patent applications owned or controlled by the Company, (2) subjects the Secondary Party to any non-indemnified liability, payment

obligation, or injunction, or (3) admits fault or wrongdoing on the part of Secondary Party must be approved in writing by Secondary Party, such approval not to be unreasonably withheld. Secondary Party shall provide the Controlling Party notice of its approval or denial of such approval within fifteen (15) business days of any request for such approval by the Controlling Party, provided that (i) in the event Secondary Party wishes to deny such approval, such notice shall include a written description of Secondary Party's reasonable objections to the proposed settlement, consent judgment, or other voluntary disposition and (ii) Secondary Party shall be deemed to have approved such proposed settlement, consent judgment, or other voluntary disposition in the event it fails to provide such notice within such fifteen (15) business day period.

9.5 Allocation of Costs Incurred and Damages Recovered in Enforcement Action

Each party (the "Prosecuting Party") will promptly notify the other party in writing in the event the Prosecuting Party chooses to take any Enforcement Action pursuant to its rights under Article 9.2 above and such other party will, within thirty (30) days after the date of such notice, provide the Prosecuting Party with written notice as to whether or not such other party elects to enter into an arrangement pursuant to which such other party will pay for fifty percent (50%) of the parties' aggregate attorneys' fees and other costs and expenses incurred in connection with such Enforcement Action (such costs to be allocated between and paid by the parties as incurred), and in exchange receive fifty percent (50%) of any cash payments awarded to the Prosecuting Party or received by the Prosecuting Party in settlement of such Enforcement Action (a "Risk/Reward Sharing Arrangement"). If such other party fails to provide the above-described notice to the Prosecuting Party within such thirty (30) day period, such other party shall be deemed to have elected not to enter into the Risk/Reward Sharing Arrangement. If such other party elects not to (or is deemed to have elected not to) enter into the Risk/Reward Sharing Arrangement, the Prosecuting Party shall be solely responsible for all of its costs of the Enforcement Action (together with any reasonable, documented out-of-pocket costs incurred by the other party to provide any assistance requested by the Prosecuting Party in connection with such Enforcement Action), and shall be entitled to retain all awards and other proceeds of such Enforcement Action.

9.6 Cooperation

In any suit to enforce and/or defend the Patent Rights pursuant to this Agreement, or defend any alleged infringement of Third Party intellectual property rights by the manufacture, use, sale, or import of a Licensed Product, the Secondary Party shall, at the request of the Controlling Party, cooperate in all respects and, to the extent possible, have its employees testify when requested and make available relevant records, papers, information, samples, specimens, and the like.

Article 10 Dispute Resolution

10.1 Disputes

10.1.1 The parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either party's rights and/or obligations hereunder or to the interpretation, performance, breach, or termination of this Agreement, (a "Dispute"). It is the objective of the parties to establish procedures to facilitate the resolution of a Dispute in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the parties agree to follow the procedures set forth in this Article 10 if and when a Dispute arises under this Agreement.

10.1.2 A Dispute among the parties will be resolved as recited in this Article 10. Any Disputes relating to this Agreement shall be promptly presented to the Chief Executive Officers of Licensor and the Company, or their respective designees (who must be members of a party's senior management) for resolution. From the date of referral of a Dispute to the Chief Executive Officers or their designees of the parties and until such time as any matter has been resolved by the parties or has been finally settled by arbitration hereunder, the running of the cure periods (if any) as to which a party must cure a breach that is part of the subject matter of any Dispute shall be suspended. In the event that the Chief Executive Officers of Licensor and the Company, or their respective designees, cannot after good faith negotiations resolve the Dispute within thirty (30) days (or such other period of time as mutually agreed to by the parties in writing) of being requested by a party to resolve a Dispute, the parties agree that such Dispute shall be resolved by binding arbitration in accordance with this Article 10.1.

10.1.3 If a party intends to begin arbitration to resolve such Dispute, such party shall provide written notice (the "Arbitration Notice") to the other party informing such other party of such intention and the issues to be resolved. Any arbitration hereunder shall be conducted pursuant to the Commercial Arbitration Rules of the American Arbitration Association ("AAA"; such rules, the "AAA Rules"), except as modified herein. The arbitration shall be conducted by a panel of three (3) independent, neutral arbitrators that are industry experts experienced in the issues comprising the Dispute and have no past, present or reasonably anticipated future affiliation with either party (the "Panel"). Company and Licensor shall each be entitled to select one (1) such arbitrator, with the two such arbitrators so selected selecting the third such arbitrator. In the event either party fails to select its arbitrator within such ten (10) day period, the arbitrator selected by the other party within such ten (10) day period shall be entitled to select such arbitrator. The arbitration shall take place in New York, New York and be conducted in English. The Panel shall apply the laws of the State of New York, without regard to its conflicts of laws provisions. The Panel shall issue appropriate protective orders to protect each party's Confidential Information. If a party can demonstrate to the Panel that the complexity of the issue or other reasons warrant the extension of one or more timetables in the AAA Rules, the Panel may extend such timetables but in no event shall the proceeding extend more than twelve (12) months from the date of filing of the arbitration notice with the AAA. The Panel's decision shall be in writing. The Panel shall have the authority to award any remedy allowed by law, including but not limited to compensatory damages, pre-judgment interest, but not punitive or other damages and each party shall be deemed to have waived any right to such excluded damages. Each party shall bear its own costs, fees and expenses in the arbitration and shall share equally the Panel's fees, unless the Panel determines that its fees are to be paid by the non-prevailing party. Notwithstanding anything to the contrary, without prejudice to the above procedures, either party may seek injunctive relief or other provisional judicial relief if, in its reasonable judgment, such action is necessary to avoid irreparable damage or otherwise enforce its rights hereunder

10.2 Performance to Continue

Each party shall continue to perform its obligations, and shall be permitted to continue to exercise its rights, under this Agreement pending final resolution of any Dispute arising out of or related to this

Agreement; provided, however, that a party may suspend performance of its obligations during any period in which the other party fails or refuses to perform its obligations.

10.3 Determination of Patents and Other Intellectual Property

Notwithstanding the foregoing, any dispute relating to the determination of validity of claims, infringement or claim interpretation relating to Licensor's Patent Rights shall be submitted exclusively to the United States District Court for the Southern District of New York and the appropriate appellate courts thereof. Each of the parties hereby irrevocably consents and submits to the exclusive jurisdiction of such courts with respect to any such disputes and waives any objections to the laying of venue in such courts.

10.4 Statute of Limitation and Time-Based Defenses Tolled

All applicable statutes of limitation and time-based defenses (such as estoppel and laches) shall be tolled while any arbitration proceedings are pending and during any arbitration proceedings. The parties shall cooperate in taking any actions necessary to achieve this result.

Article 11 Term and Termination

11.1 Term

This Agreement shall become effective on the Effective Date and shall expire on the date of the expiration of the last to expire Royalty Term in any country in the Territory (the "Term"), unless earlier terminated as provided in Articles 11.2, 11.3, or 11.5.

11.2 Termination for Insolvency

If the Company shall become bankrupt, or shall file a petition in bankruptcy, or if the business of the Company shall be placed in the hands of a receiver, assignee or trustee for the benefit of creditors, whether by the voluntary act of the Company or otherwise, Company shall provide notice thereof to Licensor and License may, subject to the effects of and protections of any applicable bankruptcy-related laws, rules, or regulations, terminate this Agreement upon notice to Company given within thirty (30) business days of Licensor's receipt of such notice whereupon Licensor shall be entitled to exercise the right of reference to Company Data as defined in Article 3.1 and on the basis set out in Articles 3.1 and 11.5.

11.3 Termination for Material Breach

Upon any material breach or default of this Agreement by the Company, Licensor shall have the right to terminate this Agreement and the rights, privileges and license granted hereunder by giving ninety (90) days prior written notice to the Company. Upon the expiration of the ninety (90) day period, if the Company shall have not cured such breach or default, this Agreement shall, at the option of Licensor, terminate upon written notice of Licensor. In the event of a bona fide dispute over any material breach, the parties shall attempt to resolve such dispute in good faith through negotiation, or if agreed to by the parties, mediation, in each case to include the senior executive of both parties hereto. Notwithstanding anything herein to the contrary, if the nature of the breach is such that additional time is reasonably needed to cure such breach, and Company has commenced with good faith efforts to cure such breach, then Licensor shall provide Company with additional time in which to cure such breach. If a dispute regarding termination is addressed pursuant to Article 10, this license shall remain in full force and effect

until such dispute is resolved. All applicable statutes of limitation and time-based defenses (such as estoppel and laches) shall be tolled while any good faith negotiation or mediation procedures are pending or ongoing. The parties shall reasonably cooperate in taking any actions necessary to achieve this result.

11.4 Expiration of Royalty Term on a Country by Country Basis

Upon the expiration of the Royalty Term in each country in the Territory, the Company will have an irrevocable, perpetual, paid up, royalty-free non-exclusive license, with rights of sublicense (through multiple tiers), under all rights granted under this Agreement to make, have made, use, have used, lease, import and export, offer to sell, sell have sold, produce, manufacture, distribute and market Licensed Products in such country.

11.5 Termination for Convenience

The Company shall have the right at any time to terminate this Agreement in its entirety or on a country-by-country basis, for any reason or no reason, by giving thirty (30) days notice thereof in writing to Licensor. In the event of any termination pursuant to this Article 11.5, at the request of Licensor, Company shall transfer to Licensor any and all clinical study data, INDs and Governmental Approvals relating to the Licensed Product (the "Data") that the Company has the right to transfer.

If such notice of termination shall be given prior to the First Commercial Sale such transfer shall be free. If notice shall be given after the First Commercial Sale, the Licensor shall reimburse the Company for all costs incurred in connection with the creation of the Data (including, but not limited to, costs of clinical studies and costs associated with filing for and obtaining regulatory approval) (the "Data Costs"), as follows:

(i) to the extent Licensor or any of its Affiliates licenses the Licensed Product and/or the Data to one or more third parties (the "New Licensees"), after Licensor or its Affiliates have received aggregate payments from the New Licensees equal to the Threshold Amount (as defined below), Licensor will reimburse the Company for the Data Costs out of any subsequent payments received from the New Licensees, as follows: (A) Licensor will pay Company fifty percent (50%) of any such payments (other than royalties) that Licensor or any of its Affiliates receives from the New Licensees, including, but not limited to, milestone payments and lump sum payments for use of the Data, and (B) Licensor will pay Company a percentage of any royalties that Licensor or any of its Affiliates receives from the New Licensees, such percentage to be determined using the formula set forth in Section 6.2 hereof, *mutatis mutandis*; and

(ii) to the extent Licensor or any of its Affiliates sells the Licensed Product itself (as opposed to licensing a New Licensee to do so), Licensor will reimburse the Company for the Data Costs pursuant to such payment schedule as shall be negotiated in good faith and agreed upon in writing by the parties.

For the purposes of the foregoing, the "Threshold Amount" means an amount equal to: (A) five million U.S. Dollars ($5,000,000) minus (B) the aggregate amount of all Minimum Royalties paid by Company hereunder. The Company will take all steps that may be necessary to ensure that the benefit of the Data is transferred to the Licensor

11.6 Termination by Licensor

11.6.1 Subject to Section 11.6.2 below, Licensor shall be entitled to terminate this Agreement if the Company (or its Sublicensee) does not:

11.6.1.1 request a Pre-IND Meeting with the FDA within ninety (90) days after the Effective Date;

11.6.1.2 file an IND in respect of the first Licensed Product in the United States by, as applicable: (A) three (3) months after the date of the Pre-IND Meeting with the FDA or (B) if no such meeting is held, within one (1) month after receipt of notice from the FDA that no such meeting is required or (C) if the FDA fails to notify the Company as to whether or not such a meeting is required, within eighteen (18) months after the Effective Date;

11.6.1.3 initiate a Phase II Trial in the United States within six (6) months of the FDA approval of an IND for such Licensed Product;

11.6.1.4 initiate a Phase III Trial in the United States within nine (9) months of the date of the End-of-Phase II Meeting with the FDA with respect to such Licensed Product (such meeting to be requested within two (2) months after Company completes full analysis of Phase II data);

11.6.1.5 complete the Phase III Trial within twenty-four (24) months of the commencement of the Phase III Trial;

11.6.1.6 file the first application for NDA for a Licensed Product in the United States within nine (9) months of Successful Outcome; or

11.6.1.7 achieve the First Commercial Sale in the United States within six (6) months of obtaining the final approval by the FDA of the NDA for a Licensed Product in the United States.

If Licensor terminates this Agreement under any of the provisions set out above in this Section 11.6.1, the Company shall transfer the Data to Licensor free of charge.

11.6.2 The timelines and termination right described in Article 11.6.1 are subject to the following provisions:

11.6.2.1 For the avoidance of doubt, the timelines and termination right under Article 11.6.1 apply only with respect to the first Licensed Product for which the Company seeks regulatory approval in the United States. To the extent the Company seeks regulatory approval for any additional Licensed Products and/or seeks regulatory approval in Canada, Licensor shall not have any right to terminate this Agreement on the basis of delays associated with such activities.

11.6.2.2 The timelines specified in Article 11.6.1 are based on the following assumptions:

(i) the documentation regarding the Licensed Product provided to Company by the Licensor will be deemed sufficient by the FDA for filing an IND for the Licensed Product, without any material supplement or change;

(ii) the Toxicology Package relating to the Licensed Product that has been provided to the Company by Licensor will be suitable to the FDA without any material supplement or change;

(iii) no additional non-clinical studies (i.e., other than those studies that have already been conducted by Licensor prior to the Effective Date) are required by the FDA with respect to the Licensed Product during the clinical development program;

(iv) the FDA will not require any additional pre-clinical studies, toxicology studies, pharmacology studies, CMC data, formulation or clinical supplies production activities to be completed to support the Phase III Trial; and

(v) no safety, toxicity, technical or other issues will arise during the conduct of any studies relating to the Licensed Product.

11.6.2.3 The periods specified in Article 11.6.1 above shall be extended after consultation with Licensor and the parties' mutual agreement as to the length of the each extension (such agreement not to be unreasonably withheld), to the extent that delay is incurred on account of: (i) the failure of any of the assumptions listed in Article 11.6.2.2 above or (ii) any reasons outside the reasonable control of the Company including any delays caused by Competent Authorities or any requirement to conduct further clinical studies of the Licensed Product.

11.6.3 Licensor shall be entitled to terminate this Agreement upon written notice to the Company if the Company (or any of its Affiliates or Sublicensees) commences any litigation challenging the validity or enforceability of any of the Patent Rights.

11.7 Consequences of Termination

Upon the early termination of this Agreement by either party, the following shall occur:

11.7.1 Subject to Article 11.7.2, the Company and its Affiliates (as the case may be) shall have no right to practice within the Patent Rights or use any of the Patent Rights and Know-how, and all rights, title or interest in, or other incidents of ownership under, the Patent Rights and Know-how shall revert to and become the sole property of Licensor, and the licenses granted under Article 2.1 shall automatically terminate.

11.7.2 Notwithstanding Article 11.7.1, if this Agreement is terminated other than pursuant to Article 11.5, the Company and its Affiliates may, after the effective date of such termination and continuing for a period not to exceed twelve (12) months thereafter, sell all completed Licensed Products, and complete (or have completed) any Licensed Products in the process of manufacture at the time of such termination and sell the same, provided that the Company:

(a) notifies Licensor of its decision within thirty (30) days after the date it receives a notice of termination by Licensor or the date it provides a notice of termination to Licensor, as the case may be;

(b) pays or cause to be paid to Licensor the royalties and other payments thereon as required by Article 6 of this Agreement; and

(c) submits the reports required by Article 7 hereof.

11.7.3 If the Company does not elect pursuant to Article 11.7.2 to sell-off or distribute, as applicable, any existing inventory of Licensed Product, the Company shall, at Licensor's election, either:

(a) sell all existing inventory of Licensed Product to Licensor at fair market value; or

(b) destroy all remaining inventory of Licensed Product in accordance with Applicable Laws and provide Licensor with written proof of destruction sufficient to comply with Applicable Laws.

11.7.4 Notwithstanding anything to the contrary, each sublicense granted under this Agreement by the Company or its Affiliates to a Sublicensee shall, to the extent not imposing obligations on Licensor in excess of those contained herein, survive such termination and be automatically assigned to Licensor as provided for in Article 2, in order to provide for the applicable Sub licensees' continued enjoyment of their rights under such sublicenses.

11.8 Partial Termination

Upon the early termination of this Agreement by either party in respect of a country, the terms of Article 11.7 shall apply in respect of such country.

11.9 Survival

Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligation that matured prior to the effective date of such termination, or such party's obligations under Articles 6 and 7, and the following provisions shall survive such termination: Articles 7.3, 9 (with respect to infringement occurring prior to such termination), 10, 11, 13, 14, 15, and 16.

Article 12 Representations and Warranties

12.1 Licensor Warranties

Licensor represents and warrants that:

12.1.1 Licensor owns all right, title, and interest in and to the Patent Rights and Know-how, including the exclusive, absolute, irrevocable right, title and interest thereto, free and clear of all liens, charges, encumbrances or other restrictions or limitations of any kind whatsoever.

12.1.2 There are no licenses, options, restrictions, liens, rights of third parties, disputes, royalty obligations, proceedings or claims relating to, affecting, or limiting Licensor's rights or the rights of the Company under this Agreement, or which may lead to a

claim of infringement by or invalidity regarding, any part or all of the Patent Rights or Know-how or their use.

12.1.3 There is no claim, pending or threatened, of infringement, interference or invalidity regarding any part or all of the Patent Rights or Know-how or their use.

12.1.4 The US and foreign patent applications and patents itemized on Schedule 1.21 set forth all of the patents and patent applications owned by or licensed to Licensor or any of its Affiliates relating to the Licensed Products in respect of the Territory (including, but not limited to, the manufacture, formulation, composition or use thereof) on the date of this Agreement.

12.1.5 There are no inventors of Patent Rights other than those listed as inventors on applications filed for such Patent Rights.

12.1.6 The development of the Patent Rights, and Know-how were not supported in whole or part by funding or grants by any governmental agency or philanthropic or charitable organization.

12.1.7 The Licensor is a company duly organized, validly existing and in good standing under the laws of England. The Licensor has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby by the Licensor have been duly authorized by all necessary action on the part of the Licensor. This Agreement has been duly executed and delivered by the Licensor and, subject to the due authorization, execution and delivery of this Agreements by the Company, this Agreement constitutes a valid and binding obligation of the Licensor, enforceable against the Licensor in accordance with its terms, except as such enforcement may be affected by bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditor's rights generally and except for general principles of equity.

12.1.8 The execution and delivery of this Agreement does not, the consummation of the transactions contemplated hereby, and the performance of Licensor's obligations hereunder will not, (i) conflict with, or result in any violation or breach of any provision of the organizational documents of the Licensor, (ii) so far as Licensor is aware conflict with or violate any applicable foreign, Federal, state and local statutes, judgments, decrees, laws, ordinances, rules, regulations, injunctions and orders ("Laws") of any U.S. Federal, state, foreign or local government or any court, tribunal, administrative agency or commission or other governmental or regulatory authority, body or agency, including any self-regulatory organization ("Governmental Authorities") applicable to the Licensor or any of its assets or operations or any permit applicable to the Licensor or (iii) result in (x) any violation or breach of, constitute (with or without notice or lapse of time or both) a default under or conflict with (or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation or loss of any benefit under) the provisions of any lease, contract or other agreement to which the Licensor is a party or by which it or any of its properties or assets is otherwise bound or (y) the imposition of any lien, pledge, hypothecation, mortgage, security interest, claim, lease, charge, option, right of first refusal or first offer, easement, servitude, transfer restriction, voting requirement or

any other encumbrance, restriction or limitation on any of the properties or assets of the Licensor.

12.1.9 No consent, approval or authorization of, or declaration or filing with, any Governmental Authority or other Third Party (a "Consent") is required on the part of the Licensor in connection with its execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

12.1.10 No written communication has been received by the Licensor, and no investigation, regulatory enforcement action (including seizure, injunction, civil penalty or criminal action) or any related Governmental Authority review is or, in respect of any Licensed Product, to the knowledge of the Licensor, was at any time pending or is threatened by any Governmental Authority with respect to (i) any alleged or actual violation by the Licensor of any permit, Law or other requirement of any Governmental Authority relating to the operations conducted by the Licensor with respect to any Licensed Product or (ii) any alleged or actual failure to have or maintain in effect all permits required in connection with the operations conducted by the Licensor with respect to any Licensed Product. The Licensor has not received from the FDA, the U.S. Drug Enforcement Administration ("DEA"), or any similar state, local, federal, or foreign Governmental Authority any written notice regarding the approvability or approval of any of the Licensed Products. No Licensed Product has been withdrawn, suspended or discontinued by the Licensor as a result of any action by the FDA, the DEA or any similar state, local, federal, or foreign Governmental Authority, either within or outside the U.S. (whether voluntarily or otherwise). With respect to any Licensed Products, no officer, employee or, to the knowledge of the Licensor, agent of the Licensor has made any untrue statement of a material fact or a fraudulent statement to the FDA, DEA or any similar state, local, federal, or foreign Governmental Authority, failed to disclose any material fact required to be disclosed to the FDA, the DEA or any similar state, local, federal, or foreign Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such act, statement or omission was made, could reasonably be expected to provide a basis for the FDA, the DEA or any similar state, local, federal or foreign Governmental Authority to invoke the FDA's policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities" set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, nor has any director, officer, employee or, to the knowledge of the Licensor, agent of the Licensor been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. Article 335a(a) (or any similar Law) or authorized by 21 U.S.C. Article 335a(b) (or any similar Law).

12.1.11 There are no suits or actions, administrative, arbitration or other proceedings, or governmental investigations pending or, to the knowledge of the Licensor, threatened against or affecting the Licensor with respect to Licensed Products or the Patent Rights. No Entity has notified the Licensor in writing of any material claim against the Licensor alleging any personal property or economic injury, loss or damage incurred as a result of or relating to the use of any Licensed Products. There is no judgment, order, injunction, decree, writ or award against the Licensor that is not satisfied and remains outstanding with respect to Patent Rights or any Licensed Product.

12.1.12 Schedule 12.1.12 hereto sets forth a true and complete list of each material license, contract or other agreements (together with certain other agreements and any amendments to any of the foregoing) to which the Licensor is a party or by or to which any property of the Licensor is otherwise bound or subject that relates to the Licensed Products or the Patent Rights (collectively, the "Material Agreements"). True and complete copies of all Material Agreements have been previously delivered to the Company. Each of the Material Agreements is valid, binding and in full force and effect, and enforceable by the Licensor, or has expired, in each case in accordance with its respective terms. No Person (other than the Licensor) that is a party to any Material Agreement or is otherwise bound thereby is, to the knowledge of the Licensor, in default or breach thereof and, to the Licensor's knowledge, no event, condition or act exists that, with the giving of notice or the lapse of time or both, would give rise to such a default or breach thereof or a right of cancellation by the Licensor thereunder. The Licensor is not in default or breach in any material respect of any of the Material Agreements and, to the knowledge of the Licensor, no event, condition or act exists that, with the giving of notice or the lapse of time or both, would give rise to a default or breach by the Licensor thereof or a right of cancellation thereunder by any other party thereto.

12.1.13 To the knowledge of the Licensor, none of the Patent Rights or Licensed Products, nor the practice, development, use, manufacture, sale, or import of any of the foregoing, infringes or conflicts in any material respect with (and the Licensor has not received any notice of infringement of, or conflict with) any license, patent, copyright, trademark, service mark or other intellectual property right of any Third Party and, to the knowledge of the Licensor, there has not been and is not currently any infringement or unauthorized use by any Third Party of any of the Patent Rights, Know-how, or Licensed Products. The validity or enforceability of any of the Patent Rights and or the title of the Licensor thereto has not been questioned in any litigation, governmental inquiry or proceeding to which the Licensor is a party and, to the knowledge of the Licensor, no such litigation, governmental inquiry or proceeding is threatened.

12.1.14 To the knowledge of the Licensor, the Licensor has taken all reasonable actions necessary or appropriate to preserve the confidentiality of all trade secrets, proprietary and other confidential information material to the Licensed Products, Know-how, and Patent Rights.

12.1.15 Licensor is not aware of any Third Party activities which would constitute misappropriation or infringement of the Patent Rights.

12.1.16 Licensor owns all right, title, and interest to the Licensor IND(s) (if any) free and clear of all liens, claims, and encumbrances, the Licensor IND(s) constitute the only INDs or regulatory filings of any kind concerning any Licensed Product, and there are no Governmental Approvals in place or effective in any jurisdiction with respect to any Licensed Product.

12.1.17 Schedule 12.1.17 contains a complete and accurate list of any and all regulatory approvals and filings for regulatory approval, worldwide, with respect to any Licensed Products (the "Worldwide Regulatory Filings and Approvals"). Licensor represents that it has provided Company with copies of all correspondence with the

Governmental Authority with respect to each of the Worldwide Regulatory Filings and Approvals, as well as all other data and information of which Licensor is aware that would reasonably be expected to be material to the safety or efficacy of the Licensed Product.

12.2 Company Warranties

The Company represents and warrants that:-

12.2.1 The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Company has the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance and consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, subject to the due authorization, execution and delivery of this Agreements by the Licensor, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be affected by bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditor's rights generally and except for general principles of equity.

12.2.2 The execution and delivery of this Agreement does not, the consummation of the transactions contemplated hereby, and the performance of Company's obligations hereunder will not, (i) conflict with, or result in any violation or breach of any provision of the organizational documents of the Company, (ii) so far as the Company is aware conflict with or violate any applicable Laws of any Governmental Authorities applicable to the Company or any of its assets or operations or any permit applicable to the Company or (iii) result in (x) any violation or breach of, constitute (with or without notice or lapse of time or both) a default under or conflict with (or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation or loss of any benefit under) the provisions of any lease, contract or other agreement to which the Company is a party or by which it or any of its properties or assets is otherwise bound or (y) the imposition of any lien, pledge, hypothecation, mortgage, security interest, claim, lease, charge, option, right of first refusal or first offer, easement, servitude, transfer restriction, voting requirement or any other encumbrance, restriction or limitation on any of the properties or assets of the Company.

12.2.3 No Consent is required on the part of the Company in connection with its execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby.

12.2.4 Except as set forth on Schedule 12.2.4, as of the Effective Date: (i) there are no suits or actions, administrative, arbitration or other proceedings, or governmental investigations pending or, to the knowledge of the Company, threatened against or affecting the Company, (ii) no Entity has notified the Company in writing of any material claim against the Company alleging any personal property or economic injury, loss or damage incurred as a result of relating any action by the Company and (iii) there is no judgment, order, injunction, decree, writ or award against the Company that is not satisfied and

remains outstanding with respect to any matter affecting the Company the Patent Rights, or any Licensed Product.

12.2.5 Company is not bound by any non-competition covenant or other agreement containing restrictions on Company which would reasonably be expected to have a material adverse affect on the ability of Company to perform its obligations under this Agreement.

12.2.6 To the actual knowledge of the Company, the sale in the Territory of the Licensed Product (in the form initially contemplated by the Company as of the Effective Date), does not infringe any third party patent issued in the Territory as of the Effective Date.

12.3 No Impairment

Each party hereby covenants and agrees with the other that, during the Term, it will not, by act or failure to act, impair or otherwise adversely affect, or cause any occurrence which would reasonably anticipated to impair or otherwise adversely affect, the rights of the other under this Agreement or ability of the other party to freely exercise such rights.

Article 13 Limitation of Liability, Indemnity

13.1 NO IMPLIED WARRANTIES

13.1.1 EXCEPT AS SET FORTH IN ARTICLE 12, NEITHER PARTY MAKES AND EXPRESSLY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND VALIDITY OF PATENTED RIGHTS CLAIMS, ISSUED OR PENDING.

13.1.2 EXCEPT AS SET FORTH IN ARTICLE 12, NOTHING HEREIN SHALL BE CONSTRUED AS A REPRESENTATION OR WARRANTY BY EITHER PARTY TO THE OTHER PARTY THAT THE PATENT RIGHTS AND KNOW-HOW ARE NOT INFRINGED BY ANY THIRD PARTY, OR THAT THE PRACTICE OF SUCH RIGHTS DOES NOT INFRINGE ANY INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

13.2 Indemnity

13.2.1 The Company agrees to defend, indemnify and hold harmless Licensor, its Affiliates, and each of their respective directors, employees and officers (collectively, the "Licensor Indemnitees") from and against all liability, demands, damages, costs and expenses (including, without limitation, reasonable legal fees and expenses) and losses (collectively, "Losses") in connection with any third party claim arising out of or relating to: (i) any breach of this Agreement by Company, (ii) negligence, willful misconduct, or failure to comply with Applicable Laws by any Company Indemnitee in connection with this Agreement or (iii) any Company Indemnitee's use, manufacture, sale, or other disposition of Licensed Products under the terms of this Agreement (including, but not limited to, any claims for personal injury or property damage arising from the use thereof); in each of the foregoing cases to the extent not

resulting from any Licensor Indemnitee's breach of this Agreement, negligence, willful misconduct, or failure to comply with Applicable Laws.

13.2.2 Licensor agrees to defend, indemnify and hold harmless the Company and its Affiliates and each of their respective directors, employees, and officers (collectively, the "Company Indemnitees") from and against all Losses in connection with any third party claim arising out of or relating to: (i) any breach of this Agreement by Licensor, (ii) negligence, willful misconduct, or failure to comply with Applicable Laws by any Licensor Indemnitee in connection with this Agreement, (iii) any Licensed Products sold by Licensor or any of its sublicensees or distributors following any termination of this Agreement, including, but not limited to, any claims for personal injury or property damage arising from the use thereof or (iv) any claims by any Sublicensees under any sublicense agreement assigned to Licensor following any termination of this Agreement, to the extent such claim relates to the period following the date of such termination.

13.2.3 In the event that either party intends to seek indemnification for any claim under Article 13.2.1 or 13.2.2, it shall inform the other party of the claim promptly after receiving notice of the claim.

In the case of a claim for which Licensor seeks indemnification under Article 13.2.1, Licensor shall permit the Company to direct and control the defense of the claim and shall provide such reasonable assistance as is reasonably requested by the Company (at the Company's cost) in the defense of the claim, provided that nothing in this Article 13.2.3 shall permit the Company to make any admission on behalf of Licensor, or to settle any claim or litigation which would impose any financial obligations on Licensor without the prior written consent of Licensor, such consent not to be unreasonably withheld or delayed.

In the case of a claim for which the Company seeks indemnification under Article 13.2.2, the Company shall permit Licensor to direct and control the defense of the claim and shall provide such reasonable assistance as is reasonably requested by Licensor (at Licensor's cost) in the defense of the claim, provided that nothing in this Article 13.2.3 shall permit Licensor to make any admission on behalf of the Company, or to settle any claim or litigation which would impose any financial obligations on the Company without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed.

13.3 LIMITATION OF LIABILITY

EXCEPT WITH REGARD TO DAMAGES ARISING FOR INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS, BREACHES OF ARTICLE 14.3 OR 15, AND ANY DUTY TO INDEMNIFY FOR SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES UNDER ARTICLE 13.2.1 OR 13.2.2, IN NO EVENT SHALL EITHER PARTY OR THEIR AFFILIATES BE LIABLE FOR SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY AND IRRESPECTIVE OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE.

Article 14 Use of Names and Publication

14.1 Use of Name

Nothing contained in this Agreement shall be construed as granting any right to the Company or its Affiliates to use in advertising, publicity, or other promotional activities any name, trade name, trademark, or other designation of Licensor or any of its units (including contraction, abbreviation or simulation of any of the foregoing) without the prior, written consent of Licensor; provided that Company may identify Licensor as the licensor under this Agreement without such consent to actual or potential investors, investment bankers, acquirers, acquisition targets, and strategic partners, and where the use of such names may be required by Applicable Law.

14.2 No Agency

Nothing herein shall be deemed to establish a relationship of principal and agent between Licensor and the Company, nor any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as creating a partnership between the Licensor and the Company, or as creating any other form of legal association or arrangement, which would impose liability upon one party for the act or failure to act of the other party.

14.3 Publication

In the event that Licensor or any Affiliate, employee, officer, director, or shareholder thereof desires to publish or disclose, by written, oral or other presentation, any information included in the Patent Rights, Know-how, or any material information related thereto, Licensor shall provide the Company with a copy of the proposed publication, presentation, or disclosure at least sixty (60) days prior to its submission for presentation, publication, or disclosure. The Company may request that Licensor, no later than sixty (60) days following the receipt of such proposed publication, presentation, or disclosure, (i) delay such presentation, publication or disclosure for up to an additional ninety (90) days in order to enable the Company to file, or have filed on their behalf, a patent application, copyright or other appropriate form of intellectual property protection related to the information to be disclosed or request that Licensor do so, (ii) remove the Company's Confidential Information from such presentation, publication or disclosure, and/or (iii) make any other reasonable changes to such proposed publication, presentation, or disclosure, as applicable. Upon receipt of such request, Licensor shall (i) arrange for a delay of such presentation, publication or disclosure until such time as the Company or Licensor have filed, or had filed on its behalf, such patent application, copyright or other appropriate form of intellectual property protection in form and in substance reasonably satisfactory to the Company and Licensor, (ii) remove the Company's Confidential Information from such presentation, publication or disclosure, and/or (iii) reasonably consider any other reasonable changes proposed by the Company. If Licensor does not receive any request from the Company to delay such presentation, publication or disclosure, Licensor may submit such material for presentation, publication or other form of disclosure, subject to Licensor's obligations under Article 15.

Article 15 Confidentiality

15.1 Confidentiality and Non-Use

Any proprietary or confidential information relating to the Technology, Patent Rights, Know-how (including but not limited to patent prosecution documents relating to Patent Rights), reports and records provided under Article 7, and any other reasonably confidential or proprietary information concerning a party's business or technology disclosed to the other party under this Agreement collectively constitute

the "Confidential Information." Neither party will use the Confidential Information for any purpose unrelated to the exercise of their rights or fulfillment of their obligations under this Agreement, and will hold it in confidence during the Term and for a period of five (5) years after the termination or expiration date of this Agreement. Each party shall exercise with respect to such the Confidential Information the same degree of care as the party exercises with respect to its own confidential or proprietary information of a similar nature, but in no event less than reasonable care, and shall not disclose it or permit its disclosure to any Third Party (except to those of its employees, consultants, or agents who are bound by a substantially similar obligation of confidentiality of this Agreement). However, such undertaking of confidentiality shall not apply to any information or data which:

15.1.1 The receiving party receives without obligation of confidentiality at any time from a third-party lawfully in possession of same and having the right to disclose same;

15.1.2 is, as of the date of this Agreement, in the public domain, or subsequently enters the public domain through no fault of the receiving party;

15.1.3 is independently developed by the receiving party as demonstrated by written evidence without reference to or benefit of information disclosed to the receiving party by the disclosing party;

15.1.4 is disclosed pursuant to the prior written approval of the disclosing party; or

15.1.5 is required to be disclosed pursuant to Applicable Law or legal process (including, without limitation, to a governmental authority) provided that recipient will (i) give prior written notice of such required disclosure to the other party, to the extent reasonably practicable, (ii) give reasonable assistance to the other party, as requested thereby, seeking confidential or protective treatment thereof, and (iii) only disclose such Confidential Information to the extent required by such Applicable Law or legal process.

15.2 Limited Disclosure by Licensor

Licensor acknowledges and agrees that the Know-how licensed to the Company has value to the Company in being maintained as confidential. Therefore, Licensor shall not disclose the Know-how to any Third Party" (i) for use in the Territory without the Company's prior written consent or (ii) for use outside the Territory other than to recipients who have agreed in writing with Company to maintain the confidentiality of such Know-how.

15.3 Material Non-Public Information

The Licensor understands that it is the intent of the Company to register its capital stock on a national securities exchange, on the National Association of Securities Dealers, Inc. Automated Quotation System (collectively "NASDAQ"), or the Over The Counter Bulletin Board and accordingly, the Licensor understands that confidential information provided to it by the Company pursuant to the terms of this Agreement may constitute "material non-public information" concerning the Company.

Article 16 Miscellaneous Provisions

16.1 Assignment

This Agreement and the rights and duties appertaining hereto may not be assigned by either party without first obtaining the written consent of the other party, which consent shall not be unreasonably withheld. Any such purported assignment without the written consent of the other party shall be null and of no effect. Notwithstanding the foregoing, either party (the "Assigning Party") may assign this Agreement without the consent of the other party (i) to a purchaser, merging, or consolidating corporation, or acquirer of all or substantially all of the Assigning Party's assets or business (or that portion thereof to which this Agreement relates) and/or pursuant to any reorganization of the Assigning Party or (ii) to an Affiliate of the Assigning Party.

16.2 Binding Nature and Inurement

This Agreement will not be binding upon the parties until it has been signed below on behalf of each party, in which event, it shall be effective as of the Effective Date. As of the Effective Date, this Agreement is binding upon and inures to the benefit of the parties and their respective permitted successors and assigns.

16.3 Counterparts; Facsimile

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be signed and delivered to the other party by facsimile signature; such transmission will be deemed a valid signature.

16.4 Entire Agreement; Amendment

The parties hereto acknowledge that this Agreement, including the Exhibits, Schedules and documents incorporated by reference, sets forth the entire agreement and understanding of the parties hereto as to the subject matter hereof, and shall not be subject to any change of modification except by the execution of a written instrument subscribed to by the parties hereto and shall supersede all previous communications, representations or understandings, either oral or written, between the parties relating to the subject matter hereof. No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the parties hereto unless reduced to writing and signed by the respective authorized officers of the parties.

16.5 Force Majeure

Neither party is responsible for delays resulting from causes beyond its reasonable control, including without limitation fire, explosion, flood, war, strike, or riot, provided that the nonperforming party uses commercially reasonable efforts to avoid or remove those causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever the causes are removed.

16.6 Further Assurances

From time to time during the Term, at the request of either party, the other party shall execute and deliver such documents and take such other action as the requesting party may reasonably request to consummate more effectively the transactions contemplated hereby.

16.7 Headings

The headings of the several articles are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

16.8 Law

This Agreement, and any and all disputes directly or indirectly arising from or relating to this Agreement, shall be construed, governed, interpreted and applied in accordance with the laws of the State of New York, without regard to principles of conflicts of laws.

16.9 Payments, Notices and Other Communications

Any payment, notice or other communication required or permitted to be given pursuant to this Agreement shall be in writing and sent by certified first class mail, postage prepaid, by hand delivery or by facsimile if confirmed in writing, in each case effective upon receipt, at the addresses below or as otherwise designated by written notice given to the other party:

In the case of Licensor:
Thornton & Ross Limited
Linthwaite
Huddersfield
HD7 5QH
Attn: Chairman
Tel. No: 01484 842217
Fax No:01484 847201

With a copy to: Kuit Steinart Levy
3 St Mary's Parsonage
Manchester M3 2RD
United Kingdom

In the case of the Company:
Manhattan Pharmaceuticals, Inc.
810 Seventh Avenue, 4th Floor
New York, New York 10019
USA
Attn: President
Tel: (212) 582-3950
Fax: (212) 582-3957

16.10 Payment of Own Fees and Expenses

Each of the Company and Licensor shall be responsible for their own expenses relating to the preparation and consummation of this Agreement and, except as specified herein, the agreements and transactions contemplated hereby.

16.11 Severability

The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof.

16.12 Waiver

The failure of either party to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party. Any waiver of any rights or failure to act in a specific instance relates only to that instance and is not an agreement to waive any rights or fail to act in any other instance.

[Signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, in triplicate by proper persons thereunto duly authorized.

THORNTON & ROSS LTD.

By: ____________________________

Name: __________________________

Title: __________________________

Date: __________________________

MANHATTAN PHARMACEUTICALS, INC.

By: ____________________________

Name: __________________________

Title: __________________________

Date: __________________________

Schedule 1.15: Licensor IND(s)

None.

Schedule 1.21: Patent Rights

United States Patent Application Serial No. 09/831,681 titled "Chromone Enteric Release Formulation."

United States Patent Application Serial No. 11/580,511 titled "Treatment of Allergic Conditions" published February 15, 2007.

Canadian Patent Application No. 2,350,519 titled "Chromone Enteric Release Formulation."

Any and all other patent applications and patents in the Territory claiming priority from International Patent Application No. PCT/GB99/03731 filed on November 9, 1999 titled "Chromone Enteric Release Formulation."

Schedule 12.1.12: Material Agreements

None.

Schedule 12.1.17 Worldwide Regulatory Filings and Approvals

None.

Schedule 12.2.4: Company Claims

In February 2007, a former employee of the Company alleged an ownership interest in two of the Company's provisional patent applications. Also, without articulating precise legal claims, the former employee contends that the Company wrongfully characterized the former employee's separation from employment as a resignation instead of a dismissal in an effort to harm the former employee's immigration sponsorship efforts, and, further, to wrongfully deprive the former employee of the former employee's alleged rights in two of the Company's provisional patent applications. The former employee is seeking an unspecified amount in damages. The Company refutes the former employee's contentions and intends to vigorously defend itself should the former employee file claims against the Company.